
                                                                   EXHIBIT 12

                            ROHM AND HAAS COMPANY
                              AND SUBSIDIARIES


              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (millions of dollars)


                        NINE MONTHS
                           ENDED              YEAR ENDED DECEMBER 31,
                         SEPT. 30,     --------------------------------------
                            1998        1997    1996    1995    1994    1993
                        ------------   ------  ------  ------  ------  ------
Earnings before income
  taxes                   $  575       $  611  $  530  $  441  $  407  $  194
Fixed charges                 50           71      75      84      82      79
Capitalized interest
  adjustment                   4            3      (1)     (5)     (2)     (7)
Undistributed earnings
  adjustment                  (1)         (11)     12      (3)     (2)      6
                        ------------   ------  ------  ------  ------  ------
    Earnings              $  628       $  674  $  616  $  517  $  485  $  272
                        ------------   ------  ------  ------  ------  ------
Ratio of earnings to
  fixed charges             12.6          9.5     8.2     6.2     5.9     3.4
                        ------------   ------  ------  ------  ------  ------

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.